

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 26, 2009

Joseph Tung
Chief Financial Officer
Room 1901, No. 333,
Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China

>   **Re: Advanced Semiconductor Engineering, Inc.**
>   **Form 20-f for the fiscal year ended December 31, 2008**
>   **Filed June 24, 2009**
>   **File No. 001-16125**

Dear Mr. Tung:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Brian Cascio
                            Accounting Branch Chief